ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

04046226

1 November 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 09 2004
WASH, D.C. 179 SECTION

Dear Ladies and Gentleman

Re: Ventracor Limited
<u>File # 82-4630</u>

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

pr K. Callaghan

Andrew Geddes
Corporate Communications

encls

PROCESSED
NOV 24 2004
THOMSON FINANCIAL

11/24

ventracor

asx announcement

Sydney's St Vincent's Hospital Joins 'Artificial Heart' Trial

Sydney, 1 November 2004: Ventracor Limited (ASX:VCR) today announced one of Australia's leading heart centres, Sydney's St Vincent's Hospital, had performed two implants of its 'artificial heart' as part of a global trial to gain European approval for sale.

Ventracor Chief Executive Officer, Colin Sutton PhD, said the two implants at St Vincent's and three at Royal Perth Hospital, meant five had now been conducted since the global trial began seven weeks ago.

"We are anticipating this rate will accelerate as more heart centres participate. Importantly, Ventracor is on schedule to complete recruitment of congestive heart failure patients by next July".

Chief Medical Investigator at St Vincent's Hospital Sydney, Dr Phillip Spratt, said: "Both patients, one of whom required the VentrAssist™ on an urgent basis, and the other who needed it to solve the problem of chronic heart failure, are making excellent progress. The team at St Vincent's is very satisfied with their condition."

Dr Spratt said before the implant, the first patient was critically ill, in intensive care on maximum drug support, and on temporary mechanical support for circulation.

Dr Spratt said the patient underwent insertion of the VentrAssist™ so they could survive and recover to a stage where transplantation could be carried out.

"At this stage they are making excellent progress, sitting out of bed and starting to walk," he said.

Dr Spratt added a second patient implanted had constantly been admitted to the hospital in heart failure requiring intensive therapy to try and improve their quality of life. Dr Spratt said the VentrAssist™ was inserted in the hope of stabilising their condition and allowing them to improve so they would be suitable for transplantation.

"Although the procedure was technically difficult because of previous surgery, the VentrAssist™ pump has worked well and the patient is making good progress," Dr Spratt said.

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3086